MCLAUGHLIN RYDER INVESTMENTS, INC.
(AN S CORPORATION)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31,		2015
ASSETS		
Cash	$	568,576
Due from clearing broker		172,660
Due from affiliate		4,131
Investments, at fair value (cost $200,419)		198,179
Prepaid expenses		10,236
Property and equipment, net		97,258
Goodwill		110,697
Total assets	**$**	**1,161,737**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$	42,946
Due to McLaughlin Investments, LLC		51,123
Accrued commissions		141,393
Deferred rent liability		168,283
Total liabilities		**403,745**
STOCKHOLDER'S EQUITY		
Common stock, no par value, 1,000 shares authorized		
600 shares issued and outstanding		14,000
Additional paid-in capital		826,832
Retained deficit		(82,840)
Total stockholder's equity		**757,992**
Total liabilities and stockholder's equity	**$**	**1,161,737**

The Notes to Financial Statements are an integral part of these statements.